UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)

Under the Securities Exchange Act of 1934

eDiets.com, Inc.

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(Name of Issuer)

COMMON STOCK, $.001 par value per share

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(Title of Class of Securities)

280597105

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(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

-------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 30, 2008

-----------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
15,269,762**

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9. SOLE DISPOSITIVE POWER
-0-

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10. SHARED DISPOSITIVE POWER
15,269,762**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,269,762**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.8% **

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14. TYPE OF REPORTING PERSON

OO (Limited Liability Corporation)

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Kevin A. Richardson, II

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER

15,269,762**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER

15,269,762**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,269,762**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.8% **

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
15,269,762**

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9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER

15,269,762**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,269,762**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.8% **

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON
Murray A. Indick

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER

15,269,762**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER

15,269,762**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,269,762**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.8% **

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Charles E. McCarthy

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER
-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
15,269,762**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER
-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
15,269,762**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,269,762**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.8% **

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

Item 1. Security and Issuer

----------------------------

This Amendment No. 9 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on January 2, 2008 by Prides Capital Partners, L.L.C., a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick and Charles E. McCarthy. This amendment to the Schedule 13D relates to the shares of Common Stock, $.001 par value (the "Common Stock") of eDiets.com, Inc. a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 1000 Corporate Drive Suite 600 Fort Lauderdale, FL 33334. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

--------------------------------

On May 30, 2008, the Reporting Persons and the Issuer entered into certain transactions described below.

The Reporting Persons purchased $2,595,000.00 in the form of a fixed-rate, senior secured note of the Issuer. The note was issued on May 30, 2008, with a three-year term, and calls for quarterly interest payments of 18% per annum. Interest is payable in cash or in equity, at the discretion of the Issuer upon prior notice to the Reporting Persons. The Reporting Persons received 500,000 warrants exercisable at $4.25 per share and with 10-year expiration. The Issuer agreed to register the resale of the shares of Common Stock issuable upon exercise of the Warrant. Pursuant to the Registration Rights Agreement between the parties, in the event that the closing price of the Issuer's common stock is greater than or equal to $5.00 per share for five consecutive trading days, the Issuer would register the resale of the shares of Common Stock issuable upon exercise of the Warrant. The parties also amended the Warrant dated as of August 31, 2007 to: (1) provide that, in the event Issuer issues additional shares of common stock for consideration per share less than the then current market price, the per share warrant price would be reduced and (2) prohibit the sale or transfer of such Warrant, except to an affiliate, until payment in full of all amounts due under the Issuer's $10,000,000.00 senior secured note dated August 31, 2007.

Exhibits B, C, D and E are, respectively, the Note and Warrant Purchase Agreement, the Warrant, the Registration Rights Agreement and the Amendment to the 2007 Warrants.

Item 5. Interest in Securities of the Issuer

---------------------------------------------

(a),(b) Based on the 10Q filed by the Issuer on May 15, 2008, there were 25,101,670 shares of Common Stock issued and outstanding as of May 5, 2008. Based on such information, the Reporting Persons report

CUSIP NO. 280597105	SCHEDULE 13D

beneficial ownership of 15,269,762 shares of Common Stock, representing 54.8% of common stock that would then be outstanding, held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C. The shares reported include (1) 12,404,880 shares of Common Stock of the Issuer, (2) 2,688,119 warrants that are presently exercisable (2,188,119 warrants have previously disclosed in securities filings by the Reporting Persons and 500,000 warrants received in this transaction), (3) 151,036 fully-vested stock options held by directors of the Issuer who are members of Prides Capital Partners, L.L.C. (all of which have previously reported by the Reporting Persons on Form 4), and (4) 25,727 shares of restricted stock held by these directors (also previously reported by the Reporting Persons on Form 4).

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick and Charles E. McCarthy are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c) The Reporting Persons have engaged in the transactions in the last 60 days described in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer

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None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as previously disclosed on Scheduled 13D and as disclosed herein.

Item 7. Material to be Filed as Exhibits

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Exhibit A	Joint Filing Undertaking
Exhibit B	Note and Warrant Purchase Agreement
Exhibit C	Warrant for the Purchase of Shares of Common Stock
Exhibit D	Registration Rights Agreement
Exhibit E	Amendment to 2007 Warrant

CUSIP NO. 280597105	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2008

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	By: Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

CUSIP NO. 280597105	SCHEDULE 13D

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: June 3, 2008

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	By: Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact